

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Heena K. Agrawal
Senior Vice President and Chief Financial Officer
Duluth Holdings, Inc.
201 East Front Street
Mount Horeb, WI 53572

      Re: Duluth Holdings, Inc.
             Form 10-K for Fiscal Year Ended February 2, 2025
             File No. 001-37641

Dear Heena K. Agrawal:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services